                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NUMBER 1)

                              iSTAR FINANCIAL INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   85569R 104
                                 (CUSIP Number)


                             Marjorie L. Reifenberg
                                 General Counsel
                   Lazard Freres Real Estate Investors L.L.C.
                              30 Rockefeller Center
                            New York, New York 10020
                                 (212) 632-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 8, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85569R 104                   13D                    Page 2 of 12 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Lazard Freres Real Estate Fund II L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                              [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

                                 7     SOLE VOTING POWER
                                       546,131.29
     NUMBER OF
      SHARES                     8     SHARED VOTING POWER
   BENEFICIALLY                        -0-
     OWNED BY
       EACH                      9     SOLE DISPOSITIVE POWER
     REPORTING                         546,131.29
      PERSON
       WITH                     10     SHARED DISPOSITIVE POWER
                                       -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   546,131.29
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .51%

14 TYPE OF REPORTING PERSON*
   PN

CUSIP No. 85569R 104                   13D                    Page 3 of 12 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Lazard Freres Real Estate Offshore Fund II L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                              [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

     NUMBER OF                 7       SOLE VOTING POWER
      SHARES                           345,349.39
   BENEFICIALLY
     OWNED BY                  8       SHARED VOTING POWER
       EACH                            -0-
     REPORTING
      PERSON                   9       SOLE DISPOSITIVE POWER
       WITH                            345,349.39

                              10       SHARED DISPOSITIVE POWER
                                       -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   345,349.39

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .32%

14 TYPE OF REPORTING PERSON*
   PN

CUSIP No. 85569R 104                   13D                    Page 4 of 12 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   LF Offshore Investment L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*
   --

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                              [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

     NUMBER OF                 7       SOLE VOTING POWER
      SHARES                           209,812.51
   BENEFICIALLY
     OWNED BY                  8       SHARED VOTING POWER
       EACH                            -0-
     REPORTING
      PERSON                   9       SOLE DISPOSITIVE POWER
       WITH                            209,812.51

                              10       SHARED DISPOSITIVE POWER
                                       -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   209,812.51

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .20%

14 TYPE OF REPORTING PERSON*
   PN

CUSIP No. 85569R 104                   13D                    Page 5 of 12 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Lazard Freres Real Estate Investors L.L.C.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   --

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                              [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

     NUMBER OF                   7     SOLE VOTING POWER
      SHARES                           546,131.29
   BENEFICIALLY
     OWNED BY                    8     SHARED VOTING POWER
       EACH                            -0-
     REPORTING
      PERSON                     9     SOLE DISPOSITIVE POWER
       WITH                            546,131.29

                                10     SHARED DISPOSITIVE POWER
                                       -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   546,131.29

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .51%

14 TYPE OF REPORTING PERSON*
   OO (limited liability company)

CUSIP No. 85569R 104                   13D                    Page 6 of 12 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   LF Real Estate Investors Company

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*
   --

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                              [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Cayman Islands

     NUMBER OF                   7     SOLE VOTING POWER
      SHARES                           555,161.90
   BENEFICIALLY
     OWNED BY                    8     SHARED VOTING POWER
       EACH                            -0-
     REPORTING
      PERSON                     9     SOLE DISPOSITIVE POWER
       WITH                            555,161.90

                                10     SHARED DISPOSITIVE POWER
                                       -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   555,161.90

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .52%

14 TYPE OF REPORTING PERSON*
   OO

CUSIP No. 85569R 104                   13D                    Page 7 of 12 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Lazard Freres & Co. LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   --

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                         [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

     NUMBER OF                   7     SOLE VOTING POWER
      SHARES                           546,131.29
   BENEFICIALLY
     OWNED BY                    8     SHARED VOTING POWER
       EACH                            -0-
     REPORTING
      PERSON                     9     SOLE DISPOSITIVE POWER
       WITH                            546,131.29

                                10     SHARED DISPOSITIVE POWER
                                       -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   546,131.29

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .51%

14 TYPE OF REPORTING PERSON*
   OO (limited liability company)

CUSIP No. 85569R 104                   13D                    Page 8 of 12 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Eurazeo (successor by merger)

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*
   --

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                         [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   France

     NUMBER OF                   7     SOLE VOTING POWER
      SHARES                           555,161.90
   BENEFICIALLY
     OWNED BY                    8     SHARED VOTING POWER
       EACH                            -0-
     REPORTING
      PERSON                     9     SOLE DISPOSITIVE POWER
       WITH                            555,161.90

                                10     SHARED DISPOSITIVE POWER
                                       -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   555,161.90

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .52%

14 TYPE OF REPORTING PERSON*
   CO

CUSIP No. 85569R 104                  13D                     Page 9 of 12 Pages


                              AMENDMENT NUMBER 1 TO
                                  SCHEDULE 13D

            This Amendment No. 1 to Schedule 13D is filed by each of the Reporting Persons (as defined in Section 2(a) below). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated November 30, 1999, filed by the Reporting Persons (the "Initial
Schedule 13D"). This Amendment No. 1 hereby amends and supplements the Initial
Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

      This statement relates to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of iStar Financial Inc. ("iStar").

      The principal executive offices of iStar are located at 1114 Avenue of the Americas, 27th Floor, New York, New York 10036.

ITEM 2. IDENTITY AND BACKGROUND.

(A)   NAMES OF PERSONS FILING:

      This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

      (i) Lazard Freres Real Estate Fund II L.P. ("Onshore"), a Delaware limited partnership;

      (ii) Lazard Freres Real Estate Offshore Fund II L.P. ("Offshore I"), a Delaware limited partnership;

      (iii) LF Offshore Investment L.P. ("Offshore II"), a Delaware limited partnership;

      (iv) Lazard Freres Real Estate Investors L.L.C. ("LFREI"), a New York limited liability company and the sole general partner of Onshore;

      (v) LF Real Estate Investors Company ("LFREIC"), a Cayman Islands exempted company and the sole general partner of Offshore I and Offshore II;

      (vi) Lazard Freres & Co. LLC ("LFC"), a New York limited liability company and the managing member of LFREI; and

      (vii) Eurazeo, a French company and the sole owner of LFREIC ("Eurazeo"). Eurazeo was formerly known as Eurafrance and is a successor by merger to Compagnie Francaise de Participations et d'Assurances.

(B)   ADDRESS OF THE REPORTING PERSONS:

      The address of the principal business and the principal office of Onshore, LFREI and LFC is 30 Rockefeller Center, New York, New York 10020.

CUSIP No. 85569R 104                  13D                    Page 10 of 12 Pages


      The address of the principal business and the principal office of Offshore I, Offshore II and LFREIC is care of Maples and Calder, Attorneys-at-Law, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.

      The address of the principal business and the principal office of Eurazeo is 3 rue Jacques Bingen, 75017 Paris, France.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On April 8, 2004, Onshore exercised its right to acquire shares of common stock of the Issuer using the cashless net exercise method set forth in that certain warrant dated December 15, 1998 (the "Onshore Warrant"). Onshore surrendered the Onshore Warrant for cancellation and received in exchange therefor 546,131.29 shares representing (x) the total number of shares specified in the Onshore Warrant, as adjusted (i.e., 3,031,519.29) less (y) the number of shares with a fair market value (as defined in the Onshore Warrant) equal to the aggregate exercise price that would have been payable for the number of shares in clause (x) absent the use of the cashless net exercise method (i.e., 2,485,388 shares with a fair market value of $41.9005 per share representing an aggregate exercise price of $104,139,000).

      On April 8, 2004, Offshore I exercised its right to acquire shares of common stock of the Issuer using the cashless net exercise method set forth in that certain warrant dated December 15, 1998 (the "Offshore I Warrant"). Offshore I surrendered the Offshore I Warrant for cancellation and received in exchange therefor 345,349.39 shares representing (x) the total number of shares specified in the Offshore I Warrant, as adjusted (i.e., 1,916,999.37) less (y) the number of shares with a fair market value (as defined in the Offshore I Warrant) equal to the aggregate exercise price that would have been payable for the number of shares in clause (x) absent the use of the cashless net exercise method (i.e., 1,571,649.98 shares with a fair market value of $41.9005 per share representing an aggregate exercise price of $65,852,920).

      On April 8, 2004, Offshore II exercised its right to acquire shares of common stock of the Issuer using the cashless net exercise method set forth in that certain warrant dated December 15, 1998 (the "Offshore II Warrant"). Offshore II surrendered the Offshore II Warrant for cancellation and received in exchange therefor 209,812.51 shares representing (x) the total number of shares specified in the Offshore II Warrant, as adjusted (i.e., 1,164,647.89) less (y) the number of shares with a fair market value (as defined in the Offshore II Warrant) equal to the aggregate exercise price that would have been payable for the number of shares in clause (x) absent the use of the cashless net exercise method (i.e., 954,835.38 shares with a fair market value of $41.9005 per share representing an aggregate exercise price of $40,008,080).

      As of the date hereof, the Reporting Persons own those shares of Common Stock set forth on the cover pages hereto. They have ceased to be the beneficial owners of more than five percent of such class of securities of the Issuer.

(b) Other than as set forth in Item 5(a) above, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

CUSIP No. 85569R 104                  13D                    Page 11 of 12 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: April 22, 2004

                                 LAZARD FRERES REAL ESTATE FUND II L.P.

                                 By: Lazard Freres Real Estate Investors L.L.C.,
                                     General Partner

                                     By: /s/ Matthew J. Lustig
                                         ---------------------------------------
                                         Name: Matthew J. Lustig
                                         Title: Managing Principal


                                 LAZARD FRERES REAL ESTATE OFFSHORE FUND II L.P.

                                 By: LF Real Estate Investors Company,
                                     General Partner

                                     By: /s/ Gary Ickowicz
                                         ---------------------------------------
                                         Name: Gary Ickowicz
                                         Title: Director

                                 LF OFFSHORE INVESTMENT L.P.

                                 By: LF Real Estate Investors Company,
                                     General Partner

                                     By: /s/ Gary Ickowicz
                                         ---------------------------------------
                                         Name: Gary Ickowicz
                                         Title: Director

                                 LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                                     By: /s/ Matthew J. Lustig
                                         ---------------------------------------
                                         Name: Matthew J. Lustig
                                         Title: Managing Principal

                                 LF REAL ESTATE INVESTORS COMPANY

                                     By: /s/ Gary Ickowicz
                                         ---------------------------------------
                                         Name: Gary Ickowicz
                                         Title: Director

CUSIP No. 85569R 104                  13D                    Page 12 of 12 Pages


                                 LAZARD FRERES & CO. LLC

                                     By: /s/ Scott D. Hoffman
                                         ---------------------------------------
                                         Name: Scott D. Hoffman
                                         Title: Managing Director


                                 EURAZEO

                                     By: /s/ Patrick Sayer
                                         ---------------------------------------
                                         Name: Patrick Sayer
                                         Title: President du Directoire (Chief
                                                Executive Officer)